Exhibit (a)(5)(M)
Hisamitsu Pharmaceutical Co., Inc.

Media Contacts:	Shinichiro Takao	Christopher M. Hayden
	Executive Officer,	Senior Managing Director
	Corporate Strategic Planning Division	Georgeson Inc.
Hisamitsu Pharmaceutical Co., Inc.
	Phone: +81-3-5293-1713	Phone: 212-440-9850
	Email:Shinichiro_Takao@hisamitsu.co.jp	Email:chayden@georgeson.com
HISAMITSU PHARMACEUTICAL ANNOUNCES EXPIRATION OF SUBSEQUENT OFFERING PERIOD
AND COMPLETION OF TENDER OFFER FOR
OUTSTANDING SHARES OF NOVEN PHARMACEUTICALS
Tosu, Saga Japan (August 27, 2009) — Hisamitsu Pharmaceutical Co., Inc. (TSE: 4530) today announced the expiration of the subsequent offering period and completion of the tender offer for all outstanding shares of Noven Pharmaceuticals, Inc. (NASDAQ: NOVN) common stock at a price per share of $16.50. The subsequent offering period expired at 12:00 midnight, New York City time, on Wednesday, August 26, 2009 and was not extended.
As of such time, an aggregate of approximately 22,320,889 shares of Noven’s common stock, representing approximately 89.18% of Noven’s outstanding shares, had been tendered pursuant to the offer. All shares tendered have been accepted for payment and payment for such shares has been or will be made promptly in accordance with the terms of the tender offer.
Hisamitsu also announced that it intends to exercise the option granted by Noven under the merger agreement to purchase from Noven, at a price per share of $16.50, the number of newly issued shares of Noven’s common stock that, when added to the number of shares owned by Northstar Merger Sub at the time the option is exercised, will constitute one share more than 90% of Noven’s then outstanding shares.
Hisamitsu intends to complete the acquisition of Noven through a short-form merger of Northstar Merger Sub with and into Noven pursuant to the Delaware General Corporation Law, which will not require a vote or meeting of Noven’s stockholders, as soon as practicable after the exercise of such option, at which time Noven will become a wholly-owned subsidiary of Hisamitsu U.S., Inc. Following the merger, Noven’s common stock will cease to be traded on the NASDAQ Global Stock Market.
About Hisamitsu
Hisamitsu Pharmaceutical Co., Inc. is a leading pharmaceutical company that develops and markets prescription and over-the-counter (“OTC”) pharmaceutical products using transdermal delivery systems technology. Its leading product in prescription pharmaceuticals is its Mohrus® series (ketoprofen patch for pain), and its leading brand in the OTC business is Salonpas®. The company was founded in 1847 and is located in Saga, Japan. Additional information is available through its corporate website, http://www.hisamitsu.co.jp

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